Exhibit T3E.2

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation:

Sherritt International Corporation (the “Corporation” or “Sherritt”)

22 Adelaide Street West, Suite 4220

Bay Adelaide Centre – East Tower

Toronto, Ontario M5H 4E3

2.	Date of Material Change:

March 3, 2025

3.	News Release:

On March 4, 2025, a news release was issued and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Sherritt is a reporting issuer in the normal course of its dissemination. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change:

Unless otherwise stated, capitalized terms used but not otherwise defined herein have the meaning given to such terms in the news release attached hereto as Schedule A.

On March 4, 2025, Sherritt announced a proposed transaction (the “CBCA Transaction”) to extend the maturities of the Corporation’s notes obligations and strengthen the Corporation’s capital structure, by, among other things:

(i)	(A) exchanging Sherritt’s existing 8.50% senior second lien secured notes due 2026 (the “Senior Secured Notes”) for (1) amended Senior Secured Notes, amended pursuant to the terms described in the Circular (the “Amended Senior Secured Notes”), in a principal amount equal to 100% of the aggregate of the principal amount of Senior Secured Notes outstanding as at immediately prior to the Effective Time, and (2) a cash payment of all accrued and unpaid interest outstanding in respect of the Senior Secured Notes up to but not including the implementation date of the CBCA Plan, and (B) Sherritt paying, in certain circumstances, early consent consideration; and

(ii)	exchanging Sherritt’s existing 10.75% unsecured PIK option notes due 2029 (the “Junior Notes”, and together with the Senior Secured Notes, the “Existing Notes”), together with all accrued and unpaid interest thereon, for (A) Amended Senior Secured Notes in a principal amount equal to 50% of the aggregate of the principal amount of Junior Notes outstanding as at immediately prior to the Effective Time, and (B) in certain circumstances, early consent consideration (the “Junior Notes Exchange”).

The Corporation and the Majority Initial Consenting Noteholders shall have the right to amend the CBCA Plan to remove the Junior Notes Exchange from the CBCA Plan. Such amendments to the CBCA Plan shall be in form and substance acceptable to the Corporation and the Majority Initial Consenting Noteholders. In the event the Junior Notes Exchange is not completed pursuant to the CBCA Plan, and the Junior Notes remain outstanding as at June 30, 2029, the maturity date of the Amended Senior Secured Notes shall be June 30, 2029 (rather than November 30, 2031).

The CBCA Transaction will be implemented through a corporate plan of arrangement (the “CBCA Plan”) in the proceedings commenced on March 4, 2025 by Sherritt and its subsidiary, 16743714 Canada Inc., under the Canada Business Corporations Act.

On March 3, 2025, in connection with the CBCA Transaction, the Corporation and certain holders of Existing Notes holding, in aggregate, approximately 42% of the outstanding Senior Secured Notes (the “Initial Consenting Noteholders”), entered into a consent and support agreement (the “Support Agreement”) pursuant to which the Initial Consenting Noteholders have agreed to, among other things, support the CBCA Transaction and vote in favour of the CBCA Plan.

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On March 4, 2025, the Corporation also announced a transaction to be implemented immediately following the completion of the CBCA Transaction (the “Subsequent Exchange Transaction”), that would further reduce the Corporation’s outstanding indebtedness and annual interest expense. On March 3, 2025, in connection with the Subsequent Exchange Transaction, the Corporation and the Initial Consenting Noteholders (in such capacity, the “Subsequent Exchange Noteholders”) entered into exchange agreements (the “Exchange Agreements”) pursuant to which and subject to their terms, the Subsequent Exchange Noteholders would, immediately after the implementation of the CBCA Transaction, exchange a portion of the Amended Senior Secured Notes received by such Subsequent Exchange Noteholders under the CBCA Plan, at par, for, collectively, an aggregate of 99,000,000 newly-issued common shares of the Corporation at an exchange price of $0.173 per common share of the Corporation (the “Exchange Price”) (with such shares issued not exceeding 19.9% of the total common shares of the Corporation outstanding following the implementation of the Subsequent Exchange Transaction). The Exchange Price and aggregate number of newly-issued common shares (with such shares issued not exceeding 19.9% of the total common shares outstanding following the implementation of the Subsequent Exchange Transaction) may be subject to adjustment based on the terms of the Exchange Agreements. The Subsequent Exchange Transaction does not form part of the CBCA Transaction or the CBCA Plan, and is conditional on, among other things, the implementation of CBCA Transaction.

Copies of the Support Agreement and the forms of Exchange Agreements have been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

5.2	Disclosure for Restructuring Transactions

N/A

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information concerning the material change described herein, please contact E.A. (Ward) Sellers, Senior Vice President, General Counsel and Corporate Secretary at 1 800 704 6698 (toll free from within North America) or 1 416 924 4551 (outside North America).

9.	Date of Report:

March 6, 2025

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Schedule A

See attached.

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NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Sherritt Announces Transactions to Extend Debt Maturities and Strengthen its Capital Structure

TORONTO, March 4, 2025 – Sherritt International Corporation (“Sherritt” or the “Corporation”) (TSX:S) announced today a proposed transaction (the “CBCA Transaction”) to extend the maturities of the Corporation’s notes obligations and strengthen the Corporation’s capital structure.

The CBCA Transaction, described in further detail below, will extend the maturities of the Corporation’s notes obligations to November 2031, subject to certain conditions, and reduce Sherritt’s total outstanding notes obligations by up to approximately $32 million by exchanging Sherritt’s existing notes obligations, comprised of (i) 8.50% senior second lien secured notes due November 30, 2026 (the “Senior Secured Notes”); and (ii) 10.75% unsecured PIK option notes due August 31, 2029 (the “Junior Notes”, and together with the Senior Secured Notes, the “Existing Notes”), for amended 9.25% senior second lien secured notes due November 30, 2031 (the “Amended Senior Secured Notes”) and certain early consent consideration. The CBCA Transaction will be implemented through a corporate plan of arrangement (the “CBCA Plan”) in the proceedings (the “CBCA Proceedings”) commenced today by Sherritt and its subsidiary, 16743714 Canada Inc. (collectively, the “Applicants”), under the Canada Business Corporations Act (the “CBCA”), as discussed further below.

In connection with the CBCA Transaction, the Corporation and certain holders of Existing Notes (“Noteholders”) holding, in aggregate, approximately 42% of the outstanding Senior Secured Notes (the “Initial Consenting Noteholders”), have entered into a consent and support agreement (the “Support Agreement”) pursuant to which and subject to its terms, the Initial Consenting Noteholders have agreed to, among other things, support the CBCA Transaction and vote in favour of the CBCA Plan.

“Today’s announcement marks the culmination of our dedicated multiyear effort to strengthen our financial position,” said Leon Binedell, President and CEO of Sherritt. “After carefully evaluating numerous strategies, we are confident that these transactions represent the optimal path for all our stakeholders to address the upcoming maturity of Sherritt’s debt. The completion of these transactions will represent a transformative milestone that will significantly improve our capital structure, extend the maturity of our debt obligations to up to late 2031, decrease our debt outstanding, lower our annual interest expense and enhance our overall financial flexibility. We will not only address the upcoming debt maturities, but also strategically position Sherritt to navigate beyond the present challenging market environment, paving the way for a return to growth and long-term success.”

The Corporation also announced today a transaction to be implemented immediately following the completion of the CBCA Transaction (the “Subsequent Exchange Transaction”), described below, that would further reduce the Corporation’s outstanding indebtedness and annual interest expense. In connection with the Subsequent Exchange Transaction, the Corporation and the Initial Consenting Noteholders (in such capacity, the “Subsequent Exchange Noteholders”) have entered into exchange agreements (the “Exchange Agreements”) pursuant to which and subject to their terms, the Subsequent Exchange Noteholders would, immediately after the implementation of the CBCA Transaction, exchange a portion of the Amended Senior Secured Notes received by such Subsequent Exchange Noteholders under the CBCA Plan, at par, for 99,000,000 newly-issued common shares of the Corporation at an exchange price of $0.173 (the “Exchange Price”) (with such shares issued not exceeding 19.9% of the total common shares of the Corporation outstanding following the implementation of the Subsequent Exchange Transaction). The Exchange Price and aggregate number of newly-issued common shares (with such shares issued not exceeding 19.9% of the total common shares outstanding following the implementation of the Subsequent Exchange Transaction) may be subject to adjustment based on the terms of the Exchange Agreements. The Subsequent Exchange Transaction does not form part of the CBCA Transaction or the CBCA Plan, and is conditional on, among other things, the implementation of CBCA Transaction.

The CBCA Transaction and Subsequent Exchange Transaction do not affect any other obligations of the Corporation, and Sherritt will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business.

Background to the CBCA Transaction

Sherritt has been challenged for many years by historical debt levels. This historical debt relates primarily to investment in the development of a former joint venture project that is no longer in Sherritt’s portfolio of assets. Reducing its level of debt and related interest expense have been and continue to be strategic priorities for Sherritt to improve its long-term financial strength. To that end, Sherritt has made significant progress, eliminating over $575 million of note and other debt obligations from its balance sheet over the past approximately seven years.

Beyond repayment of debt, there have been a number of strategic initiatives undertaken by the Corporation to strengthen its financial position and address its upcoming debt maturities; however, since 2023, nickel and cobalt prices have declined significantly, reaching their lowest levels in four years and eight years, respectively, during the fourth quarter of 2024, reducing the Corporation’s ability to generate excess cash for further material debt repayments. Key strategic initiatives include:

•	Moa Joint Venture Expansion Program: In November 2021, Sherritt announced the Moa Joint Venture would embark on a low cost, low capital expansion program. Phase one, the Slurry Preparation Plant (“SPP”), was completed under budget and ramped up to design capacity in early 2024. The SPP delivers a number of benefits, including reduced ore haulage, lower carbon intensity from mining and increased throughput over the life of mine. Phase two, the Processing Plant Expansion, remains scheduled for commissioning and ramp up in the first half of 2025. With the completion of phase two, annual mixed sulphide precipitate production is expected to further increase toward the combined expansion target, of approximately 20% of contained nickel and cobalt, and is expected to fill the refinery to nameplate capacity to maximize profitability from the joint venture’s own mine feed, displacing lower margin third-party feeds and increasing overall finished nickel and cobalt production.

•	Cobalt Swap Agreement: In October 2022, Sherritt finalized a cobalt swap agreement (the “Cobalt Swap”) with its Cuban partners to recover $368 million of total outstanding Cuban receivables over five years beginning January 1, 2023, supporting Sherritt’s strategic objective of strengthening its balance sheet by reducing reliance on its Cuban partners’ ability to access foreign currency to repay amounts owed to Sherritt. In 2023, Sherritt successfully completed the first year of the Cobalt Swap which included receipt of 2,082 tonnes of cobalt from the Moa Joint Venture which was sold by Sherritt, realizing cash receipts of $80.3 million, a cash dividend of $64.0 million, and a corresponding reduction in its receivable from General Nickel Company S.A. (“GNC”, 50% partner in the Moa Joint Venture) of $76.0 million. In 2024, due to lower prices of nickel and cobalt, Sherritt focused efforts to maximize distributions under the Cobalt Swap and during the fourth quarter, received $29.8 million, including $23.7 million in cash and 223 tonnes of finished cobalt valued at $6.1 million (including both Sherritt’s share and GNC’s redirected share). Sherritt had finalized the Cobalt Swap agreement in 2022, to repay debt with the annual minimum amounts. Although Sherritt received the annual minimum amount in 2023, the prices of nickel and cobalt subsequently decreased, which reduced Sherritt’s ability to receive subsequent annual minimum amounts.

•	Energas S.A. (“Energas”) Joint Venture Agreement: In October 2022, Cuba’s Executive Committee of the Council of Ministers approved the twenty-year extension of Energas’ Joint Venture generation contract with the Cuban government to March 2043. The extension of this economically beneficial contract supports Sherritt’s on-going investments in Cuba, helps facilitate the Cobalt Swap and supports Cuba’s long-term energy security.

•	Moa Joint Venture Life of Mine Extension: In March 2023, Sherritt filed a National Instrument 43-101 – Standards of Disclosure for Mineral Projects compliant technical report outlining a newly developed strategic life of mine plan based on an economic cut-off grade methodology, extending the mine life to 2048 based on proven and probable mineral reserves, an increase of 14 years.

•	Energas Optimizations: In 2023, two new gas wells went into production with Unión Cuba-Petróleo providing gas free of charge to Energas for power generation, driving a 31% year-over-year increase in electricity production at Sherritt’s Power division. In 2024, maintenance work was completed on three gas turbines in part to bring online an additional turbine to process gas being received from a third new gas well that was brought into production during the year. Electricity production at Sherritt’s Power division increased a further 10% year-over-year in 2024. Dividends in Canada from Energas have increased from $1.4 million in 2023 to $13.0 million in 2024. In 2025, dividends in Canada from Energas are expected to significantly increase to be between $25 million to $30 million.[1]

The Corporation is facing the maturity of its Senior Secured Notes on November 30, 2026. On maturity, Sherritt will be required to repay or refinance these obligations of over $220 million (plus interest and applicable premiums). Addressing the upcoming maturity under the Senior Secured Notes is also necessary to put Sherritt in a position to extend its revolving-term credit facility (the “Revolving Bank Facility”) which currently matures on April 30, 2026.

1 Based on Power’s 2025 guidance estimates for production volumes (800-850 GWh, 33⅓% basis), unit operating costs ($23.00-$24.50/MWh) and spending on capital ($2.0 million, 33⅓% basis). Unit operating costs and spending on capital are non-GAAP financial measures which are reconciled to their most directly comparable IFRS Accounting Standards measures in the Non-GAAP and other financial measures section of the Corporation’s Management Discussion & Analysis for the year ended December 31, 2024, dated February 5, 2025, on page 59 and page 62.

Sherritt, with the assistance of its legal and financial advisors, undertook a detailed and proactive review of potential available alternatives including, among other things, refinancing the Existing Notes, extending the maturities of the Senior Secured Notes and/or Junior Notes, exchanging some or all of the Junior Notes for secured debt, exchanging debt for equity, raising equity and/or new debt financing from third parties to repay all or a portion of the Existing Notes, purchasing Existing Notes for cancellation, as well as maintaining the status quo.

Following this review of a broad range of possible alternatives, Sherritt concluded that extending the upcoming 2026 maturity of the Senior Secured Notes and reducing its outstanding debt obligations and associated interest expense is in the best interests of the Corporation to put it in a better financial position, create financial and operational stability, and maximize stakeholder value.

The Corporation has periodically engaged with noteholders and shareholders to listen to and address their views on the Corporation’s business and capital structure. The Corporation takes the interests of its various stakeholders seriously and has sought to balance the interests of all stakeholders in a fair and reasonable manner in connection with developing and advancing the CBCA Transaction and the Subsequent Exchange Transaction.

Key CBCA Transaction Terms

The CBCA Transaction has the following key elements:

•	All of the Corporation’s outstanding Senior Secured Notes will be exchanged for Amended Senior Secured Notes on the implementation date of the CBCA Plan (the “Effective Date”) as follows:

o	each holder of Senior Secured Notes (a “Senior Secured Noteholder”) shall receive as consideration in exchange for its Senior Secured Notes:

▪	Amended Senior Secured Notes in a principal amount equal to the principal amount of Senior Secured Notes held by such Senior Secured Noteholder as at immediately prior to the Effective Time (as defined in the CBCA Plan); and

▪	a cash payment in the amount of accrued and unpaid interest outstanding in respect of the Senior Secured Notes (calculated at the contractual non- default rate) held by such Senior Secured Noteholder up to but not including the Effective Date;

o	each Senior Secured Noteholder that is not an Initial Consenting Noteholder and that votes in favour of the CBCA Plan prior to 5:00 p.m. on March 25, 2025, or such later date as the Corporation may determine (the “Early Consent Deadline”) (each, an “Early Consenting Senior Secured Noteholder”) shall receive an additional cash payment in an amount equal to 3% of the principal amount of Senior Secured Notes voted in favour of the CBCA Plan by the Early Consent Deadline and held by such Early Consenting Senior Secured Noteholder as at immediately prior to the Effective Time; and

o	each Initial Consenting Noteholder that votes in favour of the CBCA Plan prior to the Early Consent Deadline (each an “Initial Early Consenting Senior Secured Noteholder”) shall receive an additional cash payment in an amount equal to 4% of the principal amount of Senior Secured Notes voted in favour of the CBCA Plan by the Early Consent Deadline and held by such Initial Early Consenting Senior Secured Noteholder as at immediately prior to the Effective Time.

•	All of the Corporation’s outstanding Junior Notes will be exchanged for Amended Senior Secured Notes on the Effective Date (the “Junior Notes Exchange”) as follows:

o	each holder of Junior Notes (a “Junior Noteholder”) shall receive, as consideration in exchange for its Junior Notes (together with all accrued and unpaid interest in respect of the Junior Notes up to the Effective Date), Amended Senior Secured Notes in a principal amount equal to 50% of the principal amount of Junior Notes held by such Junior Noteholder as at immediately prior to the Effective Time; and

o	each Junior Noteholder that votes in favour of the CBCA Plan prior to the Early Consent Deadline (each, an “Early Consenting Junior Noteholder”) shall receive, as additional consideration in exchange for its Junior Notes, additional Amended Senior Secured Notes in a principal amount equal to 5% of the principal amount of Junior Notes voted in favour of the CBCA Plan by the Early Consent Deadline and held by such Early Consenting Junior Noteholder as at immediately prior to the Effective Time.

•	The Corporation and the Majority Initial Consenting Noteholders (as defined in the Support Agreement) shall have the right to amend the CBCA Plan to remove the Junior Notes Exchange from the CBCA Plan. Such amendments to the CBCA Plan shall be in form and substance acceptable to the Corporation and the Majority Initial Consenting Noteholders, and (i) if such amendments are made prior to the Noteholders’ Meetings (as defined below), such amended CBCA Plan shall only be required to be approved at the Senior Secured Noteholders’ Meeting (as defined below) as set forth under the Interim Order (as defined below), and (ii) if such amendments are made after the Noteholders’ Meetings, such amended CBCA Plan shall not require any further Noteholders’ Meetings or votes by Noteholders in respect thereof, and shall be subject to approval of the Court (as defined below).

•	The Amended Senior Secured Notes will be issued pursuant to an amended and restated notes indenture (the “Amended and Restated Senior Secured Notes Indenture”) on the Effective Date. The Amended and Restated Senior Secured Notes Indenture will be on substantially similar terms and conditions as the existing notes indenture governing the Senior Secured Notes (the “Senior Secured Notes Indenture”), subject to certain amendments to be described in the Circular (as defined below) and the Description of Notes to be attached thereto (the “Notes Amendments”). Certain key terms of the Notes Amendments are also summarized in the Schedule to this news release.

•	In the event the Junior Notes Exchange is not completed pursuant to the CBCA Plan and any Junior Notes remain outstanding as at June 30, 2029, the maturity date of the Amended Senior Secured Notes shall be June 30, 2029 (rather than November 30, 2031).

•	Subject to the satisfaction or waiver of the applicable conditions to the CBCA Transaction, it is expected that the CBCA Transaction will be completed in April 2025.

Key Subsequent Exchange Transaction Terms

The Subsequent Exchange Transaction has the following key elements:

•	Pursuant to the Exchange Agreements and subject to their terms, immediately following the implementation of the CBCA Transaction, the Subsequent Exchange Noteholders will exchange a portion of the Amended Senior Secured Notes received by such Subsequent Exchange Noteholders under the CBCA Plan, at par, for 99,000,000 newly-issued common shares of the Corporation at an exchange price of $0.173 (with such shares issued not exceeding 19.9% of the total common shares of the Corporation outstanding following the implementation of the Subsequent Exchange Transaction). The Exchange Price and aggregate number of newly-issued common shares (with such shares issued not exceeding 19.9% of the total common shares outstanding following the implementation of the Subsequent Exchange Transaction) may be subject to adjustment based on the terms of the Exchange Agreements.

•	Upon implementation of the Subsequent Exchange Transaction, the Corporation and each of the Subsequent Exchange Noteholders will enter into put agreements (the “Put Agreements”), which provide, among other things, that the Subsequent Exchange Noteholders shall be entitled to require the Corporation to repurchase, in aggregate, $45 million of Amended Senior Secured Notes from the Subsequent Exchange Noteholders on four scheduled repurchase dates (the “Scheduled Repurchase Dates”) at a purchase price equal to 105% of the principal amount of Amended Senior Secured Notes so purchased, provided that the Corporation shall have the option to repurchase such Amended Senior Secured Notes at par at any time up to 120 days prior to the applicable Scheduled Repurchase Date.

•	Upon implementation of the Subsequent Exchange Transaction, the Corporation and one of the Subsequent Exchange Noteholders will enter into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement will provide such Subsequent Exchange Noteholder with certain rights as long as it owns at least 10% of the outstanding common shares of the Corporation, including the right to nominate one individual for election or appointment to the board of directors of Sherritt (the “Board of Directors”) and a pre-emptive right to participate in future common share offerings by Sherritt, and will require such Subsequent Exchange Noteholder to refrain from certain actions or share acquisitions, as to be further described in the Circular.

Following the Corporation’s detailed review process and careful consideration of various potential strategic alternatives to address the Corporation’s capital structure and upcoming debt maturities, and taking into account, among other things, the Corporation’s overall capital structure and financial condition, its debt levels and interest expense, challenging industry dynamics and geopolitical factors impacting the Corporation, the terms of the CBCA Transaction and the anticipated benefits of the CBCA Transaction for the Corporation and its stakeholders, the opinions of independent financial advisor, MPA Morrison Park Advisors Inc. (“Morrison Park”) (discussed below), and legal and financial advice from the Corporation’s professional advisors, the Board of Directors unanimously determined that the CBCA Transaction is in the best interests of the Corporation and its stakeholders.

The Board of Directors unanimously recommends that the Senior Secured Noteholders and Junior Noteholders vote in favour of the CBCA Transaction.

In addition, taking into account the foregoing matters and the further deleveraging that would result from the Subsequent Exchange Transaction, and legal and financial advice from the Corporation’s professional advisors, the Board of Directors also unanimously determined that the Subsequent Exchange Transaction is in the best interests of the Corporation and its stakeholders.

Morrison Park, an independent financial advisor to the Corporation’s Board of Directors, has provided an opinion that: (i) the CBCA Transaction is fair, from a financial point of view, to the Corporation; (ii) the Senior Secured Noteholders and the Junior Noteholders would be in a better position, from a financial point of view, under the CBCA Transaction than if the Corporation were liquidated; (iii) the consideration provided under the CBCA Transaction to the Senior Secured Noteholders is fair, from a financial point of view, to the Senior Secured Noteholders; and (iv) the consideration provided under the CBCA Transaction to the Junior Noteholders is fair, from a financial point of view, to the Junior Noteholders.

Lender Consent Agreement

The Corporation has entered into a consent agreement with its senior lenders (the “Revolving Bank Facility Lenders”) in respect of its Revolving Bank Facility pursuant to which the Corporation and the Revolving Bank Facility Lenders have, among other things, agreed that the Corporation will commence the CBCA Proceedings and pursue the CBCA Transaction, and that the Corporation and the Revolving Bank Facility Lenders will work to complete an amendment of the Revolving Bank Facility substantially concurrently with or prior to the implementation of the CBCA Transaction to allow for the implementation of the proposed CBCA Transaction, the implementation of the Subsequent Exchange Transaction and such other matters as may be agreed by the Corporation and the Revolving Bank Facility Lenders.

CBCA Proceedings

Pursuant to the CBCA Proceedings, Sherritt obtained today an interim order (the “Interim Order”) issued by the Ontario Superior Court of Justice (Commercial List) (the “Court”), among other things, authorizing the holding of a meeting of the Senior Secured Noteholders (the “Senior Secured Noteholders’ Meeting”) and a meeting of the Junior Noteholders (the “Junior Noteholders’ Meeting”, and together with the Senior Secured Noteholders’ Meeting, the “Noteholders’ Meetings”) to consider and vote upon resolutions to approve the CBCA Plan to implement the CBCA Transaction. The Interim Order also granted other relief, including a stay of proceedings in favour of Sherritt and its subsidiaries in respect of any defaults under the Existing Notes or any defaults arising as a result of the CBCA Proceedings or steps relating to the CBCA Transaction.

As noted above, the Subsequent Exchange Transaction does not form part of the CBCA Plan and is not subject to the CBCA Proceedings or the votes at the Noteholders’ Meetings.

Noteholders’ Meetings, Voting and Early Consent Matters

The Noteholders’ Meetings are scheduled to be held at the offices of Goodmans LLP at Bay Adelaide Centre – West Tower, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on April 4, 2025. Pursuant to the Interim Order, the Senior Secured Noteholders’ Meeting is scheduled to begin at 10:00 a.m. (Toronto time) and the Junior Noteholders’ Meeting is scheduled to begin at 10:30 a.m. (Toronto time).

The record date (the “Record Date”) for voting at the Noteholders’ Meetings is 5:00 p.m. (Toronto time) on March 4, 2025.

Noteholders as at the Record Date will be entitled to vote on the CBCA Plan at the applicable Noteholders’ Meeting based on one vote per C$1,000 of principal amount of the applicable Existing Notes held by such Noteholder. The Senior Secured Noteholders will vote together as a single class at the Senior Secured Noteholders’ Meeting and the Junior Noteholders will vote together as a single class at the Junior Noteholders’ Meeting, provided that the Interim Order provides that Sherritt shall have the right to seek, as part of its application for the Final Order (as defined below) or otherwise, that the Court treat all Noteholders as a single class for the purpose of voting on the CBCA Plan.

For Senior Secured Noteholders (including, for certainty, the Initial Consenting Noteholders) to be eligible to receive their applicable early consent consideration, and for Junior Noteholders to be eligible to receive their applicable early consent consideration, such Noteholders must submit votes in favour of the CBCA Plan by the Early Consent Deadline of 5:00 p.m. (Toronto time) on March 25, 2025, as such date may be extended by Sherritt.

The deadline for Noteholders to submit their voting instructions in order to vote on the items to be considered at the applicable Noteholders’ Meeting is 5:00 p.m. (Toronto time) on April 2, 2025 (the “Voting Deadline”).

Banks, brokers or other intermediaries (each an “Intermediary”) that hold Existing Notes on a Noteholder’s behalf may have internal deadlines that require such Noteholders to submit their votes by an earlier date in advance of the Early Consent Deadline and/or the Voting Deadline, as applicable, and may have internal requirements for the submission of voting instructions. Such Noteholders are encouraged to contact their Intermediaries directly to confirm any such internal deadlines or voting instruction requirements.

To be approved at the Noteholders’ Meetings, the CBCA Plan requires the affirmative vote of at least 66⅔% of the votes cast at each of the Senior Secured Noteholders’ Meeting and the Junior Noteholders’ Meeting, provided that the Interim Order provides that Sherritt shall have the right to seek, as part of the Final Order application or otherwise, that the Court treat all Noteholders as a single class for the purpose of voting on the CBCA Plan.

In addition, as described above, the Corporation and the Majority Initial Consenting Noteholders shall have the right to amend the CBCA Plan to remove the Junior Notes Exchange from the CBCA Plan. If any such amendments are made prior to the Noteholders’ Meetings, such amended CBCA Plan shall only be required to be approved at the Senior Secured Noteholders’ Meeting as set forth under the Interim Order, and if any such amendments are made after the Noteholders’ Meetings, such amended CBCA Plan shall not require any further Noteholders’ Meetings or votes by Noteholders in respect thereof, and shall be subject to approval of the Court pursuant to the Final Order.

Court Approval

If the CBCA Plan is approved by the requisite majority of Noteholders as provided under the Interim Order (or any further Order of the Court), the Applicants will attend a hearing before the Court scheduled for April 9, 2025, or such other date as may be set by the Court, to seek an Order (the “Final Order”) of the Court approving the CBCA Plan.

As part of the Court approval of the CBCA Plan, the Corporation expects to seek a permanent waiver of potential defaults resulting from the commencement of the CBCA Proceedings or the steps or transactions related to the CBCA Proceedings or CBCA Transaction, on the terms set forth in the CBCA Plan.

Transaction Implementation

Completion of the CBCA Transaction pursuant to the CBCA Plan will be subject to, among other things, approval of the CBCA Plan by the requisite majority of the Noteholders at the Noteholders’ Meetings on the terms set out under the Interim Order (or any further Order of the Court), approval of the CBCA Plan by the Court and the satisfaction or waiver of the other applicable conditions precedent to the CBCA Plan. If all requisite approvals are obtained and the other conditions to completion of the CBCA Transaction are satisfied or waived, it is expected that the CBCA Transaction will be completed in April 2025. Upon implementation, the CBCA Plan would bind all Noteholders of the Corporation.

Completion of the Subsequent Exchange Transaction will be subject to, among other things, the completion of the CBCA Transaction and the satisfaction or waiver of the applicable conditions precedent under the Exchange Agreements. It is expected that the Subsequent Exchange Transaction will be completed immediately after the implementation of the CBCA Transaction.

Alternative Implementation of Exchange of Junior Notes

Junior Noteholders will have the option to notify Sherritt if they would like to proceed with an exchange of their Junior Notes outside of the CBCA Plan, on the same terms as contemplated pursuant to the CBCA Plan, in the event that the Junior Notes Exchange is removed from the CBCA Plan (as discussed above). Junior Noteholders who are interested in participating in the Junior Notes Exchange, in either circumstance, are encouraged to contact Kingsdale Advisors at the contact information provided below.

Additional Information and Materials

The Corporation’s management information circular for the Noteholders’ Meetings (the “Circular”) will contain, among other things, information regarding procedures for voting on and eligibility for early consent consideration pursuant to the terms of the Interim Order and the CBCA Plan, as well as other background and material information regarding the CBCA Transaction. Noteholders are encouraged to review the Circular in detail.

The Circular and voting information and election forms will be available as follows:

•	on Sherritt’s website at www.sherritt.com;

•	under Sherritt’s SEDAR+ profile at www.sedarplus.ca; and

•	through Kingsdale Advisors at 1-855-476-7987 (toll-free in North America) or 1-437-561- 5039 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com

For submitting your vote, contact your Intermediary or broker to submit your voting instructions in advance. Please be aware that your Intermediary or broker may set earlier deadlines than those set out herein.

Any questions or requests for further information regarding voting at the Noteholders’ Meetings or eligibility for early consent consideration should be directed to Kingsdale Advisors at 1-855- 476-7987 (toll-free in North America) or 1-437-561-5039 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

The Corporation’s legal advisor in connection with the CBCA Transaction and Subsequent Exchange Transaction is Goodmans LLP and its financial advisor is National Bank Financial Inc. The Initial Consenting Noteholders’ legal advisor is Bennett Jones LLP.

This news release is not an offer of securities for sale in the United States. The securities to be issued pursuant to the CBCA Transaction and the Subsequent Exchange Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. The securities to be issued pursuant to the CBCA Transaction will be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act (and similar exemptions under applicable state securities laws).

About Sherritt

Sherritt is a world leader in using hydrometallurgical processes to mine and refine nickel and cobalt – metals deemed critical for the energy transition. Sherritt’s Moa Joint Venture has an estimated mine life of approximately 25 years and is advancing an expansion program focused on increasing annual MSP production by 20% of contained nickel and cobalt. The Corporation’s Power division, through its ownership in Energas, is the largest independent energy producer in Cuba with installed electrical generating capacity of 506 MW, representing approximately 10% of the national electrical generating capacity in Cuba. The Energas facilities are comprised of two combined cycle plants that produce low-cost electricity from one of the lowest carbon emitting sources of power in Cuba. Sherritt’s common shares are listed on the Toronto Stock Exchange under the symbol “S”.

For more information, please contact:

Tom Halton, Director of Investor Relations and Corporate Affairs
Telephone: (416) 935-2451

Toll-free: 1 (800) 704-6698

Email: investor@sherritt.com
www.sherritt.com

Forward-Looking Statements

This news release contains certain forward-looking statements. Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements set out in this news release relating to: the key terms of the CBCA Transaction and the Subsequent Exchange Transaction and the effect of the implementation thereof on the Noteholders, other stakeholders and the Corporation; the holding and timing of, and matters to be considered at the Noteholders’ Meetings as well as with respect to voting at such Noteholders’ Meetings; the Corporation’s intent to extend debt maturities and reduce its debt and annual interest payments through the implementation of the CBCA Transaction and the implementation of the Subsequent Exchange Transaction, as applicable; the capital structure of the Corporation following the implementation of the CBCA Transaction and Subsequent Exchange Transaction; the expected process for and timing of implementing the CBCA Transaction and Subsequent Exchange Transaction; the entering into, and the terms of, various documents and agreements, including the Put Agreements and the Investor Rights Agreement, the anticipated repayment of the Amended Senior Secured Notes; and the effect of the CBCA Transaction and the Subsequent Exchange Transaction.

Forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events, including matters relating to the CBCA Transaction and Subsequent Exchange Transaction, commodity and product prices and demand; the level of liquidity and access to funding; share price volatility; production results; realized prices for production, earnings and revenues; global demand for electric vehicles and the anticipated corresponding demand for cobalt and nickel; the commercialization of certain proprietary technologies and services; advancements in environmental and Green House Gas (“GHG”) reduction technology; GHG emissions reduction goals and the anticipated timing of achieving such goals, if at all; statistics and metrics relating to environmental, social and governance (“ESG”) matters which are based on assumptions or developing standards; environmental rehabilitation provisions; environmental risks and liabilities; compliance with applicable environmental laws and regulations; risks related to the U.S. government policy toward Cuba; current and future economic conditions in Cuba; the level of liquidity and access to funding; Sherritt share price volatility; and certain corporate objectives, goals and plans for 2025. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that the assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Corporation cautions readers of this news release not to place undue reliance on any forward- looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, risks associated with the ability of the Corporation to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the CBCA Transaction and the Subsequent Exchange Transaction, as applicable; failure to timely satisfy the conditions of the CBCA Transaction or to otherwise complete the CBCA Transaction; the Corporation’s ability to reduce its debt and annual interest payments through the implementation of the CBCA Transaction and the Subsequent Exchange Transaction; the ability of the Corporation to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; dilution arising from the Subsequent Exchange Transaction; commodity risks related to the production and sale of nickel cobalt and fertilizers; security market fluctuations and price volatility; level of liquidity of Sherritt, including access to capital and financing; the ability of the Moa Joint Venture to pay dividends; the risk to Sherritt’s entitlements to future distributions (including pursuant to the Cobalt Swap) from the Moa Joint Venture; risks related to Sherritt’s operations in Cuba; risks related to the U.S. government policy toward Cuba, including the U.S. embargo on Cuba and the Helms-Burton legislation; political, economic and other risks of foreign operations, including the impact of geopolitical events on global prices for nickel, cobalt, fertilizers, or certain other commodities; uncertainty in the ability of the Corporation to enforce legal rights in foreign jurisdictions; uncertainty regarding the interpretation and/or application of the applicable laws in foreign jurisdictions; risk of future non-compliance with debt restrictions and covenants; risks related to environmental liabilities including liability for reclamation costs, tailings facility failures and toxic gas releases; compliance with applicable environment, health and safety legislation and other associated matters; risks associated with governmental regulations regarding climate change and greenhouse gas emissions; risks relating to community relations; maintaining social license to grow and operate; uncertainty about the pace of technological advancements required in relation to achieving ESG targets; risks to information technologies systems and cybersecurity; risks associated with the operation of large projects generally; risks related to the accuracy of capital and operating cost estimates; the possibility of equipment and other failure; potential interruptions in transportation; identification and management of growth opportunities; the ability to replace depleted mineral reserves; risks associated with the Corporation’s joint venture partners; variability in production at Sherritt’s operations in Cuba; risks associated with mining, processing and refining activities; risks associated with the operation of large projects generally; risks related to the accuracy of capital and operating cost estimates; the possibility of equipment and other failures; uncertainty of gas supply for electrical generation; reliance on key personnel and skilled workers; growth opportunity risks; uncertainty of resources and reserve estimates; the potential for shortages of equipment and supplies, including diesel; supplies quality issues; risks related to the Corporation’s corporate structure; foreign exchange and pricing risks; credit risks; competition in product markets; future market access; interest rate changes; risks in obtaining insurance; uncertainties in labour relations; legal contingencies; risks related to the Corporation’s accounting policies; uncertainty in the ability of the Corporation to obtain government permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, including failure to comply with the Corruption of Foreign Public Officials Act or applicable local anti-corruption law; the ability to accomplish corporate objectives, goals and plans for 2025; and the ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents.

The Corporation, together with its Moa Joint Venture, is pursuing a range of growth and expansion opportunities, including without limitation, process technology solutions, development projects, commercial implementation opportunities, life of mine extension opportunities and the conversion of mineral resources to reserves. In addition to the risks noted above, factors that could, alone or in combination, prevent the Corporation from successfully achieving these opportunities may include, without limitation: identifying suitable commercialization and other partners; successfully advancing discussions and successfully concluding applicable agreements with external parties and/or partners; successfully attracting required financing; successfully developing and proving technology required for the potential opportunity; successfully overcoming technical and technological challenges; successful environmental assessment and stakeholder engagement; successfully obtaining intellectual property protection; successfully completing test work and engineering studies, prefeasibility and feasibility studies, piloting, scaling from small scale to large scale production, procurement, construction, commissioning, ramp-up to commercial scale production and completion; and securing regulatory and government approvals. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Corporation. In addition, the Corporation will incur costs in pursuing any particular opportunity, which may be significant.

Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in the Corporation’s other documents filed with the Canadian securities authorities, including without limitation the “Managing Risk” section of the Management’s Discussion and Analysis for the three months and year ended December 31, 2024 and the Annual Information Form of the Corporation dated March 21, 2024 for the period ending December 31, 2023, which are available on SEDAR+ at www.sedarplus.ca.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraphs and the risk factors described in this news release and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements. The forward-looking information and statements contained in this news release are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

SCHEDULE

SUMMARY OF KEY NOTES AMENDMENTS

Maturity:	November 30, 2031 (provided that if the Junior Notes Exchange is not completed pursuant to the CBCA Plan and any Junior Notes remain outstanding as at June 30, 2029, the Amended Senior Secured Notes will mature on June 30, 2029)

Guarantors:

Sherritt International (Bahamas) Inc., Sherritt Power (Bahamas) Inc., Sherritt Utilities Inc., Canada Northwest Oils (Europe) B.V., 672538 Alberta Ltd., 672539 Alberta Ltd., SI Supply & Services Limited (Formerly 672540 Alberta Ltd.), SI Finance Ltd., Dynatec Technologies Ltd., 1683740 Alberta Ltd., OG Finance Inc., Power Finance Inc., SBCT Logistics Ltd., SIC Marketing Services (UK) Limited, and the Cobalt Refinery Holding Company Ltd.

SICOG Oil and Gas Limited shall no longer be a guarantor under the Amended Senior Secured Notes

Interest Rate:	9.250% per annum

Voluntary Redemption Rights and Premiums	The existing early repayment premium and final repayment premium under the Senior Secured Notes Indenture shall be removed, and Sherritt’s early redemption rights under the Amended Senior Secured Notes will be as follows:

First 18 months following the Effective Date	Sherritt will not be permitted to redeem the Amended Senior Secured Notes
18 months to the end of the Year 3	Sherritt may redeem the Amended Senior Secured Notes at 105% of par
Year 4	Sherritt may redeem the Amended Senior Secured Notes at 102.5% of par
Year 5-6	Sherritt may redeem the Amended Senior Secured Notes at par value, without any premium

Mandatory Redemption:	The existing requirement for mandatory redemption with excess cash under the Senior Secured Notes Indenture shall be removed.

Change of Control Offer:	The change of control offer premium under the Senior Secured Notes Indentures shall be amended to 101%.

Junior Notes Exchanges:

In the event the Junior Notes Exchange is not completed pursuant to the CBCA Plan, Sherritt shall have the right to exchange Junior Notes for up to $40 million of Amended Senior Secured Notes following the implementation of the CBCA Transaction.

The above summary is qualified in its entirety by reference to the more detailed information to be contained in the Description of Notes to be attached to the Circular.